SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




Ryanair Holdings Plc

04th February 2005

Re: Holding in Company

A Letter from The Capital Group Companies, Inc dated 03 February 2005 to Ryanair Holdings Plc, received by Ryanair Holdings Plc on the 03 February 2005.

Re: Section 67 Notification

Company Secretary:

       Enclosed is a Section 67 Notification date 02 February 2005.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 67 in the past. For a description of our organisation, please visit our Web site at www.capgroup.com.

For the purposes of this notification an outstanding share balance of 754,316,032 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this notification.


Greg Dickinson
Compliance Associate
The Capital Group Companies, Inc.

A Letter from The Capital Group Companies, Inc. to Ryanair Holdings Plc dated 02 February 2005.


                       Notification of Interests
                      (Section 67 Companies Act 1990)

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International,Inc., Capital International S.A.,Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 67 of the Companies Act, 1990.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:
Ordinary Shares (including ADRs)
Number of shares in which the Companies have a notifiable interest:
80,233,837 Ordinary Shares (including ADRs)
Name(s) of registered holder(s):
See Schedule B

As of 02 February 2005

Ryanair Holdings Plc



                                     Number of Shares     Percent of Outstanding

The Capital Group Companies, Inc.    80,233,837           10.637%
("CG") holdings
Holdings by CG Management Companies
and Funds:
Capital Guardian Trust Company       9,688,000            1.284%
Capital International Limited        26,683,874           3.537%
Capital International S.A.           4,262,275            0.565%
Capital International, Inc.          2,096,188            0.278%
Capital Research and Management      37,503,500           4.972%
Company



                                  Schedule A

                 Schedule of holdings in Ryanair Holdings, Plc
                             As of 02 February 2005

                        CAPITAL GUARDIAN TRUST COMPANY


Registered Name                                         Local Shares

Cede & Co                                               7,378,000
55 Water Street
New York, NY 10006

Alibank Nominees Limited                                2,310,000
Allied Irish Bank, Stock Exchange and Trust Services
Bank Centre, P.O.Box 512
Dublin, Ballsbridge
Total                                                   9,688,000


                                  Schedule B

                         CAPITAL INTERNATIONAL LIMITED


Registered Name                                         Local Shares

State Street Nominees Limited                           77.100
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                               2,148,150
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          1,104,349
C/O NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                  51,600
Woolgate House
Coleman Street
London
EC2P 2HD

Cede & Co                                               2,641,984
55 Water Street
New York
NY 10006

Citibank London                                         258,348
11 Old Jewry
London EC2R 8D8
UK

Nortrust Nominees                                       407,634
155 Bishopsgate
London EC2M 3XS
United Kingdom

Bank of Ireland                                         5,979,710
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Allied Irish Bank Plc                                   3,171,351
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

State Street London Ltd                                 963,097
12-13 Nicholas Ln
London EC4N 78N

Mellon Bank                                             114,000
Global Custody Division
1 Mellon Bank Centre Room 1310
Pittsbourgh PA 15252-0001

MSS Nominees Limited                                    316,000
Midland Bank Plc
Mariner House, Pepys
London EC3N 4DA

State Street Bank & Trust Co                            820,386

Deutsche Bank AG                                        116,628
23 Great Winchester Street
London EC2P 2AX
United Kingdom

HSBC Bank Plc                                           34,700
Securities Services Mariner House
Pepys Street
London EC3N 4DA

Alibank Nominees Limited                                2,598,793
Allied Irish Bank Plc
Stock Exchange and Trust Services
Bank Centre, P.O. Box 512
Ballsbridge, Dublin 4

Citibank N.A. (Ireland)                                 1,608,000
ISFC House
Custom House Quay
Dublin 1

Bank of Ireland Nominees Limited                        2,164,566
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A. (Dublin)                                  57,500
IFSC House
Custom House Quay
Dublin 1

AIB Custodial Nominees Limited                          414,500

Clydesdale Bank plc                                     721,446

JP Morgan Chase Bank                                    914,032
Total                                                   26,683,874


                                   Schedule B

                           Capital International S.A

Registered Name                                         Local Shares

Cede & Co                                               3,983,635
55 Water Street
New York NY 10006

Bank of Ireland                                         11,400
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Limited                        226,740
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place

Citibank N.A (Dublin)                                   40,500
IFSC House
Custom House Quay
Dublin 1

Total                                                   4,262,275


                                   Schedule B

                           Capital International, Inc


Registered Name                                         Local Shares

Cede & Co                                               1,687,500
55 Water Street
New York, NY 10006
NorTrust Nominees Limited                               22,200
155 Bishopsgate

London EC2M 3XS

United Kingdom
Bank of Ireland                                         116,200
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

State Street Australia Limited                          30,500
Australia

Alibank Nominees Limited                                225,688
Allied Irish Bank
Stock Exchange and Trust Services
Bank Centre P.O. Box 512
Dublin
Ballsbridge

AIB Custodial Nominees Limited                          14,100

Total                                                   2,096,188


                                   Schedule B

                    Capital Research and Management Company


Registered Name                                         Local Shares

Cede & Co                                               36,917,000
55 Water Street
New York, NY 10006

Bank of Ireland                                         67,300
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Bank of Ireland Nominees Ltd                            519,200
Bank of Ireland
Intl Financial Services Centre
1 Harbourmaster Place
Dublin 1

Total                                                   37,503,500


This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.


END




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  4 February, 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director